UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42013

SuperX Ai Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Resignation of Executive Director

On May 6, 2026, Mr. Frank Han notified the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company”) of his resignation as executive director of the Company, effective May 6, 2026. Mr. Han’s resignation was not the result of any disagreement with the Company, the Board or management on any matter relating to the Company’s operations, policies or practices. Following Mr. Han’s resignation, he will no longer serve as a member of the Board or hold any executive position with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: May 6, 2026	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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